Exhibit 99.53

FOR IMMEDIATE RELEASE

September 5, 2019

Millennial Esports’ CEO to feature on key esports panels in London and Miami

  ●   Darren Cox to appear at Esports Bar – the World’s Esports Business Arena in Miami

  ●   President and CEO to appear at London’s “Esports Insider” conference

  ●   Millennial Esports to show again how they are leaders in this new category

Toronto, Canada (September 5, 2019) — Millennial Esports Corp. (“Millennial” or the “Company,” TSX VENTURE: GAME, OTCQB: MLLLF): Millennial Esports President and CEO Darren Cox will showcase the massive growth potential of sim racing at two key esports conferences in Miami and London.

Cox will appear at London’s Esports Insider conference at Twickenham Stadium on Monday, September 16 – joining a panel to discuss “Sim Racing – More than just an Esport.”

He will follow that appearance in Miami at the World’s Esports Business Arena on Friday, October 4 – taking part on a panel entitled “Sports + Esports = Score.”

Known as the “Godfather of esports racing,” Cox was the creator of Nissan and Sony’s revolutionary GT Academy programme which took PlayStation gamers and turned them into real-world racing drivers.

Now as Millennial Esports President and CEO, his team promotes the World’s Fastest Gamer competition which seeks to find the best of the best in esports racing.

The inaugural World’s Fastest Gamer winner Rudy van Buren became a simulator driver for the McLaren Formula 1 team while this year’s victor will earn a real-world race drive valued at more than US$1 million and drive Aston Martins in real races.

Coinciding with Cox’s appointment in July, Millennial Esports has restructured its business focus to concentrate on esports and esports data provision.

“We’re at an exciting time in the esports industry, and Millennial Esports is uniquely positioned to professionalise and lead an entirely new category in the industry,” Cox said.

“Motorsport is unique in esports as it is the only real-world sport where skills from the virtual world can transfer directly to the real thing. You don’t join an NFL or EPL team thanks to your skills at Madden or FIFA, but in racing, your skills in the virtual world can transfer across.

“We’ve seen gamers make the transition from virtual to reality, but we also have a number of the world’s best young drivers in Formula 1 like Max Verstappen and Lando Norris honing their skills in the sim racing world.”

Millennial Esports is uniquely positioned to cater to virtual race drivers – from mobile gaming through to Formula 1-level simulators.

“Our gaming studio Eden Games has had more than 25 million downloads of its own title Gear.Club and the official Formula 1 mobile game it created for publisher Codemasters,” Cox said.

“At the top end of the market, Allinsports create state-of-the-art simulators for some of the biggest teams in the world and has been a long-term partner of Ferrari.

“Programmes such as World’s Fastest Gamer create competition opportunities in the middle ground and provide racers with the opportunity to transition from esports to the track.”

At Esports Bar, Cox will be showing there is more to the company’s industry intelligence than just motorsport –Millennial Esports-owned Stream Hatchet consultancy is regarded as the “Nielsen of esports” – gathering industry-leading streaming data and generating analysis from Twitch, Mixer, YouTube and more.

“With what we know from esports streaming data, we believe the esports racing category has incredible growth potential,” Cox said.

“We’re going to see more gamers getting real-world opportunities and more real-world drivers looking to esports to not only hone their skills but look to virtual competitions for potential career opportunities.

“The esports racing industry is really on the opening lap of the creation of an entirely new category of esport and gaming – there is a very exciting race ahead.”

About Millennial Esports Corp.

Millennial Esports Corp. (MEC) recently restructured its business and leadership team. MEC now focuses exclusively on two areas – esports racing and esports data provision. With publishing, IP, content, and data expertise in its portfolio, combined with a new board and management team, MEC is ready to lead the rush to profitability in the esports industry.

MEC aims to revolutionise esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games (Lyon, France) which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK).

Building on the leading position of Stream Hatchet (a Barcelona, Spain-based wholly-owned subsidiary) MEC provides robust esports data and management information to brands, sponsors, and industry leaders. This data allows the esports industry to use this data to monetize the huge number of eyeballs in the gaming and esports space.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Media Contact

Gavin Davidson

Millennial Esports

gdavidson@millennialesports.com
705.446.6630